Mail Stop 4561

VIA U.S. MAIL AND FAX (816) 237-7515

Mr. Scott F Hartman
Chief Executive Officer
Novastar Financial, Inc.
8140 Ward Parkway, Suite 300
Kansas City, MO 64114

> **Re: Novastar Financial, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-13533**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the year ended December 31, 2006

Consolidated Balance Sheets, page 80

1.   Please clarify whether the entire balance of the line item Mortgage loans – held in portfolio, consists of securitizations treated as financings under SFAS 140. Additionally, please disclose whether or not the securitization trusts have the right to sell or repledge the collateral. Refer to paragraphs 15 and 17 of SFAS 140.

Note 9. Commitments and Contingencies, page 110

2.   Please revise your disclosure of the putative class actions filed in April 2005 to disclose the amount of the nationwide settlement agreed upon in January 2007.

Form 10-Q for the Quarter ended June 30, 2007

Condensed Consolidated Statements of Cash Flows, page 4

3.   We note from your disclosure on page 8 that you paid $100.3 million in cash
        during the first six months of 2007 to repurchase loans sold to third parties.
        Please tell us where this cash outflow is classified on the Statement of Cash Flows
        for the six months ended June 30, 2007.

Note 10. Commitments and Contingencies, page 24

4.   You disclose that you have entered into a settlement agreement with the plaintiffs
        in the putative class action filed in December 2005. Please tell us whether the
        $5.1 million settlement amount was accrued at June 30, 2007, and if so, where
        this amount was classified on your Statement of Operations for the Six Months
        Ended June 30, 2007.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your response to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief